
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This Amendment is filed to (i) extend the Offering Deadline to April 26, 2022; and (ii) add a disclosure for a commission sharing agreement by the Intermediary.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

New World Savings, Inc.

*Legal status of Issuer:*

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> California
>
> *Date of Organization:*
>
> August 21, 2017

*Physical Address of Issuer:*

33831 Granada Drive, Dana Point, CA 92629, United States

*Website of Issuer:*

https://Joinguac.com

*Is there a Co-Issuer? ___ Yes _X_ No*

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*

0001751525

*SEC File Number of Intermediary:*

007-00167

*CRD Number of Intermediary:*

283874

*Name of qualified third party "Escrow Agent" which the Offering will utilize:*

Prime Trust, LLC

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:*

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary, a portion of which the Intermediary will share, as a result of a commission sharing agreement between the Intermediary and Entoro Securities, LLC ("**Entoro**")(CRD#35192), a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), sixty percent (60%) for all amounts raised through direct facilitation efforts by Entoro.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:*

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering, a portion of which securities the Intermediary will share, as a result of a commission sharing agreement between the Intermediary and Entoro, sixty percent (60%) for all amounts raised through direct facilitation efforts by Entoro.

*Type of Security Offered:*

Crowd SAFE (Simple Agreement for Future Equity)

*Target Number of Securities to be Offered:*

25,000

*Price (or Method for Determining Price):*

$1.00

*Target Offering Amount:*

$25,000

*Oversubscriptions Accepted:*
- ☑ Yes
- ☐ No

*Oversubscriptions will be Allocated:*
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

*Maximum offering amount (if different from Target Offering Amount):*

$3,930,000

*Deadline to reach the Target Offering Amount:*

April 26, 2022

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current Number of Employees:*

0 full-time employees.

| | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
|---|---|---|
| **Total Assets** | $651,895 | $143,994 |
| **Cash & Cash Equivalents** | $478,073 | $45,028 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $169,918 | $200,273 |
| **Long-term Debt** | $256,500 | $86,000 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $800 | $800 |
| **Net Income/(Net Loss)** | $(528,201) | $(142,279) |

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# December 17, 2021

# New World Savings, Inc.



**Up to $3,930,000 of Crowd SAFE (Simple Agreement for Future Equity)**

New World Savings, Inc., which does business under the name Guac ("Guac**,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,930,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 26, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $150 | $9.00 | $141.00 |
| **Maximum Individual Purchase Amount (3)(4)** | $500,000 | $30,000 | $470,000 |
| **Target Offering Amount** | $25,000 | $1,500 | $23,500 |
| **Maximum Offering Amount** | $3,930,000 | $235,800 | $3,694,200 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.

(2)     In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering, a portion of which fee and commission the Intermediary will share with Entoro, sixty percent (60%) for all amounts raised through direct facilitation efforts by Entoro.

(3)     The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)     Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED *"RISK FACTORS"* BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

### SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://Joinguac.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/Guac

The date of this Form C is December 17, 2021.

# TABLE OF CONTENTS

**ABOUT THIS FORM C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."*

## The Company

New World Savings, Inc., doing business under the name Guac, is a software application developer that offers a mobile app called Guac which provides users with a new way to help them save for short-term goals and buy experiences. The Company was incorporated in California as a corporation on August 21, 2017.

The Company is located at 33831 Granada Drive, Dana Point, CA 92629, United States.

The Company's website is https://Joinguac.com.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products and services through the Internet and throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Guac and is attached as <u>Exhibit B</u> to this Form C/A.

## The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 25,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 25,000* |
| **Maximum Amount of the Securities Offered** | 3,930,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 3,930,000* |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $150 + |
| **Maximum Individual Purchase Amount** | $500,000 + |
| **Offering Deadline** | April 26, 2022 |
| **Use of Proceeds** | See the description of the use of proceeds on page 16 hereof. |
| **Voting Rights** | See the description of the voting rights on page 28. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales and out limited operating history, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***Our app is based on new technologies and is subject to the risks of failure inherent in the development of a new product.***

Because our app is based on new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that: (i) our new approach will not result in a product that gains market acceptance; (ii) our app and the technology powering it may unfavorably interact with other types of commonly used applications and services, thus restricting the circumstances in which it may be used; (iii) proprietary rights of third parties may preclude us from marketing our app; (iv) or third parties may market a superior product. As a result, our activities may not result in a commercially viable product and our sales, revenue and financial condition would be materially adversely affected.

***If we are unable to maintain a good relationship with the markets where our app is distributed, our business will suffer.***

Apple's "App Store" and Google's "Google Play" will be the primary distribution, marketing, and promotional platforms for our app. Our app and related service is only made available through these platforms and any deterioration in our relationship with Apple or Google would harm our business and adversely affect the value of our stock. We are subject to Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of apps on their platforms. Our business would be harmed if: (i) Apple or Google discontinues or limits access to its platform by us and other app developers; (ii) Apple or Google modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Apple or Google changes how the personal information of its users is made available to application developers on their respective platforms or shared by users; (iii) Apple or Google establishes more favorable relationships with one or more of our competitors; (iv) or Apple or Google develops its own competitive offerings.

We could benefit from Apple and Google's strong brand recognition and large user base. If Apple or Google loses its market position or otherwise falls out of favor with users, we would need to identify alternative channels for marketing, promoting and distributing our app, which would consume substantial resources and may not be effective. In addition, Apple and Google have broad discretion to change their terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Any such changes in the future could significantly alter how our app users experience our app or interact within our app, which may harm our business.

***Major network failures could have an adverse effect on our business.***

Our technology infrastructure is critical to the performance of our app and customer satisfaction. Our app runs on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain the primary elements of this system, but third parties that we do not control and which would require significant time to replace operate some elements of this system. We expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***If our proposed technologies are not accepted by the market our business prospects will suffer.***

To support our business plan, we must develop technologies, develop strong brands and make significant capital investments. Should we invest in or design technologies that are not accepted in the marketplace, or if our technologies are not brought to the market in a timely manner, this could materially and adversely impact our company. There is no assurance that there is a market for our technologies, the size of the market, or the market's acceptance of our applications. Sales outcomes are based upon a variety of factors which cannot be assured. If we fail to successfully develop and commercialize our applications, or if the applications are not accepted by the market, our business prospects will suffer.

***Our business model is dependent on user growth and developing strategic partnerships to fuel user growth. If we are not successful in developing these partnerships our business plan will fail and our financial condition, operations and prospects will be adversely affected.***

We depend on establishing and maintaining licensing, co-brand and revenue sharing relationships with high-traffic web sites and other technology providers. Increasing the number of these relationships is a key element of our strategic plan. Our business could be adversely affected if we do not establish and maintain additional strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our web sites or additional revenues. We currently have only nominal verbal commitments from strategic partners that could engage in our marketplace or on whose platform or application we can engage. If we are not able to convert these verbal commitments into binding agreements and expand the number of such agreements, we may have significant difficulty in expanding our user base. Failure to expand our user base would result in our inability to generate any significant level of revenues and our financial condition, operations and prospects would be materially adversely affected. Accordingly, there is no guarantee that we will generate any material level of revenues from advertising or through strategic partnerships.

***Defects in our app and the technology powering our technological platform may adversely affect our business.***

Tools, code, subroutines and processes contained within our app may contain defects when introduced and also when updates and new versions are released. If our app or an update to our app contains defects or quality problems, we may become subject to adverse publicity, reduced use of our app, product redevelopment costs, loss of or delay in market acceptance of our product or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.***

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

*The development and commercialization of our products is highly competitive.*

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

*Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.*

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.]

*Damage to our reputation could negatively impact our business, financial condition and results of operations.*

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

*Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

### Risks Related to the Offering

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".***

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this

Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

*The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

*Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.*

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

*Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.*

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

*Investors will not be entitled to any inspection or information rights other than those required by law.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.***

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# BUSINESS

## Description of the Business

Our corporate name is New World Savings, Inc. and we do business as Guac. We are a California corporation that was incorporated on August 21, 2017 for the purpose of developing and commercializing a mobile app called Guac that creates a new way to help users save for short-term goals and buy experiences.

The Company expects to generate revenue in three primary ways: (1) Interest earned on user funds held on account; (2) Application advertising and marketing; and (3) funds generated from partners through the Guac marketplace where we earn 10% on transactions conducted through the marketplace. We have developed a downloadable personal finance mobile application and marketplace called Guac that offers users a unique way to save money by triggering the deposit of a specified amount of each debit card transaction into separate accounts that we refer to as the Guac Fund Accounts. Guac is an easy to use application that transfers a user's specified cash amounts based on his debit card purchases, allowing a user to "save while he spends". The application allows users to determine how the amount transferred is calculated and applies those savings to short or long- term goals. Funds can be saved in a standard savings account or be earmarked in a specified account for specific events such as, investing, vacations, a car or a wedding. The user can have unlimited separate Guac Fund Accounts, with each Guac Fund Account linked to the user's personal bank account(s). Users may also transfer funds from their Guac Fund Accounts to their checking account or to other Guac users. They can also utilize their saved funds in the Guac Marketplace to purchase from our partners. A user may trigger saving to their account(s) by either selecting a certain percentage of their transactions or rounding up transactions to the nearest dollar. Either way, the user can specify an absolute limit per transaction (i.e., stop calculating a percentage to transfer once the purchase amount is above $20). The application, which utilizes Q2 CorePro and Plaid to access and execute ACH checking account pre-set instructions, automatically transfers the funds real-time as purchases are made. We believe that our app appeals to a market of consumers who grew up on the web and rely on technology such as Uber, Instacart and Venmo. They trust technology to make their daily lives more efficient.

The Guac Fund Accounts are held as ledger accounts under a master Guac bank account. Each master account containing user funds are insured to $250,000 using insurance from the Federal Deposit Insurance Corporation. Guac has selected National Bank of Kansas City as its launch bank.

## Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, investing in technology and product research and development and investing in operations and infrastructure. The Company aims to achieve profitability by the third quarter of 2022. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure and operations as we continue to aggressively grow and expand our business.

## The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| **Guac** | Personal finance application | B2C primarily Millennials, Gen Z and secondary to Baby Boomers |

## Competition

The key competitors to our business are:

(i)       Acorns, which is smartphone app that "rounds up" your spending to the nearest dollar and invests that rounded difference. It is a micro savings service that allows the user to invest money only pennies at a time. Acorns does not offer the user the opportunity to create a goal or multiple goals to save and does not offer money transfers or bill payments. Acorns simply rounds up user's debit card purchases to purchase products from a number of retail partners or invest saved funds into the Acorns managed investment funds. Acorns currently has 3,500,000 members and raised nearly $63,000,000. In addition, Acorns charges $1.00 per month for accounts under $5,000 and .25% for accounts over of $5,000;

(ii)　　Qapital, which is an app designed to allocate small amounts of everyday purchases to user's Qapital account. Qapital was launched in May 2015 and, within five months, acquired users in all 50 U.S. states and has since raised $26 million in a new early-stage round of funding. This app has 750,000 active users, adding 10,000 new accounts each week. Charging a monthly fee of $3.99. We offer a similar method of saving money, but believe our Guac app is more efficient and easier to use with its percentage based savings model. Qapital can be confusing to the user in our opinion. In addition, Qapital does not offer user-to-user money transfers;

(iii)　　Hello Digit is a micro-savings app designed to help users save small amounts of money over time. Similar to the Acorns app, it offers a first step towards consistent savings. Digit evaluates user spending habits and transfers money out of a linked bank account(s) into a Digit account using an algorithm. We allow the user to decide how much to save, when to save and create savings goals. However, Digit's algorithm limits the user's control and interaction with user's method of saving. Furthermore, Digit does not allow users to create separate funds with differing saving plans to reach your goal.

Based on market analysis, we believe that our products and services offer a focused user experience that is simple to use and marketable to the user. Our research indicates that competition is overwhelming the user with too many options to "micro-save", while other competitors only allow user to invest in securities or managed funds within the application. We, on the other hand, allow users to be in control of how much they save, how often, and what they would like to do with the money they saves. In sum, we believe that we offer the user a very simple "save while you spend" micro savings application, user-to-user money transfers (think Venmo) and bill pay option in one simple, interactive handheld application.

We operate in the highly competitive financial technology, or fintech market and compete with other fintech companies and software and mobile application developers. Specifically, we face competition from other technology companies that provide event driven micro saving applications to consumers. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Many of our competitors have substantially greater financial, technical, research, marketing, sales, service and other resources than us, and may develop processes or software applications that are superior to those of our company.

**Customer Base**

We operate in the fintech (financial technology) sector of the mobile applications market. Financial statistics indicate that this segment continues to have steady growth and investment at all stages. Specifically, we are targeting the Millennial and Gen Z users to create a community of users. There are 83.1 million Millennials in America. By 2025 Millennials will own the largest share of personal income of $8.3 trillion. At such time, Millennials will represent 75% of the workforce and 46% of total U.S. household income. Studies have indicated that 74% of Millennials believe that technology makes life easier; two recessions have affected Millennials' trust and confidence in traditional financial institutions. In 2015, a survey by Chime showed that 67% of Millennials say that they would prefer to use a debit card than a credit card. In 2014, the Wells Fargo Millennial Study showed while 8 in 10 Millennials say the recession taught them the importance of saving for the future, only 55% of the 1,639 Millennials surveyed have started saving for retirement. Those, who currently are not saving, say they won't be able to start until age 35. We are the solution for "simple, effortless savings" that does not threaten to change a user's lifestyle.

**Supply Chain**

Although the Company is dependent upon certain third party vendors, specifically Plaid and Q2 Corepro, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 5,951,846 | "GUAC" | Standard Character Mark | April 29, 2019 | December 31, 2019 | USA |
| 6,332,471 | "Save while you spend" | Standard Character Mark | July 29, 2020 | April 27, 2021 | USA |
| 6,343,400 | "I guac'd it" | Standard Character Mark | May 16, 2020 | May 4, 2021 | USA |
| 90684105 | "Spend. Save. Earn." | Standard Character Mark | April 30, 2021 | Pending | USA |
| 90567598 | "What if saving was as easy as spending" | Standard Character Mark | March 9, 2021 | Pending | USA |
| 63/179,031 | "Automated Saving Method and System" | Provisional Patent | April 23, 2021 | Pending | USA |

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

*Domain Names*

The Company owns the following active domain names: https://Joinguac.com; and https://Guacapp.com.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

On July 14, 2021, Steep Axis LLC, Scott Armstrong, Ryan Armstrong and New World Savings, Inc., (collectively, the "Plaintiffs") filed a Complaint in the Superior Court of the State of California, County of Orange, against Gangsta Breakout, LLC, PhD Labs, Inc., John Driscoll, and Naked Apps, LLC (collectively, the "Defendants") to recover certain monies and 250,000 shares of Company Class A Common Stock from Defendants which were paid to them under a series of contracts under which Defendants were supposed to develop a mobile application for Plaintiffs and did not perform under such contracts. The Company is seeking various remedies, including cancellation and/or return of the 250,000 shares of Company Class A Common Stock. The action is in its early stages and the Company cannot predict the outcome of such litigation at this time. The Company intends to vigorously prosecute this matter.

# USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees* | 6% | $1,500 | 6% | $235,800 |
| Sales and Marketing (1) | 60% | $13,750 | 60% | $2,358,000 |
| Technology and Product Development (2) | 20% | $5,000 | 20% | $786,000 |
| Operations (3) | 14% | $3,500 | 14% | $550,200 |
| **Total** | **100%** | **$25,000** | **100%** | **$3,930,000** |

*The Intermediary will share sixty percent (60%) of such fee with Entoro for all amounts raised through direct facilitation efforts by Entoro.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

 (1) Our sales and marketing efforts will include (i) doubling our overall marketing budget; (ii) continuing to grow our current marketing channels, including social influencers, Google partnership, Facebook algorithm, Gamified partnerships and public relations; and (iii) growing our athletic influencers with a focus on the collegiate NIL influencers.

 (2) Proceeds will be used (a) for continued maintenance of both front and back-end development with continued improvements; (b) to add more business and marketplace partners and the design and development that is required; (c) to add additional advanced features; (d) to add more intelligence to our overall application; and (e) to add Guac Visa and Guac Pay and the additional front and back-end development needed.

(3) These proceeds will be used for day to day activities and account management and to add head count focused on operations.

**DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS**

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|----------------------------------------------------------------------------------|-----------|
| Scott Armstrong | CEO, Co-Founder and Director | CEO and Founder of New World Savings, Inc., 2017 – Present<br><br>Responsible for all aspects of the Company, including strategy and development of business plan, investor relations, product development, strategic partnerships, day-to-day operations, and general CEO responsibilities. | Attended Arizona State University for 2.5 years |
| Ryan Armstrong | President, Co-Founder, and Director | President and Co-Founder of New World Savings, Inc., 2017 – Present<br><br>Responsible for sales and marketing efforts<br><br>Founder, Bar Above LLC, 2018 - Present<br><br>Responsible for providing marketing social influencers for the Company<br><br>Regional Director for Alamera Sciences, 2015 – 2018<br><br>Responsible for leading the sales division for the western region of the United States | Southern Methodist University, B.S., Economics and Finance, 2011 |
| Rich Ingrassia | Director | Director of New World Savings, Inc., 2020 - Present<br><br>Managing Partner of Wheelhouse Digital Studios, LLC, 2017 – Present<br><br>Responsible for managing operations and strategy, researching, analyzing and overseeing investments and portfolio company development.<br><br>Managing Officer of Digital Offering, LLC, 2013 – 2018<br><br>Responsible for researching, analyzing and overseeing investment offerings. | University of Notre Dame, B.A., Economics, 1987; Northwestern University, Masters in Journalism, 1994 |
| Thomas Marquart | Vice President of Marketing | Vice President of Marketing of New World Savings, Inc., 2020 – Present<br><br>Responsible for marketing, social media management and influencer relationships | Arizona State University, B.S., Housing & Urban |

| | | | Development, 2010 |
|---|---|---|---|
| | | Co-Founder of Dad Brand, LLC dba Dad Brand Apparel, 2016 - Present<br><br>Responsible for operations, growth, e-commerce, marketing, strategic partnerships, social media management and influencer relationships. Oversight of all aspects of the business, major corporate decisions, and managing the overall operations. | |

**Biographical Information**

Scott Armstrong:  Scott is the Chief Executive Officer, Co-Founder and Director of the Company. He is an experienced business professional and entrepreneur. Most recently, Scott served as Regional Business Manager at WaveTec Vision, which was sold to a Novartis company for $350,000,000. Prior to WaveTec, Mr. Armstrong founded Axis Eye Institute, which was successfully sold in 2007. Axis acquired young, highly qualified surgeons, while Scott used his operational and marketing expertise to grow and manage the business and build the practice for the young surgeons to eventually purchase.

Ryan Armstrong: Ryan is the President, Co-Founder and Director of the Company. He is a business executive/entrepreneur with 10+ years in consulting, specializing in sales and marketing with a focus on social media and growth marketing. Ryan, with his head of social influencers, through his Bar Above business, has built a team of effective conversion driven social influencers with a collective following of 25M+. Previously, Ryan was the Regional Sales Director of Alimera Sciences a medical device company specializing in Ophthalmology.

Rich Ingrassia: Rich is a director of the Company. He recently co-founded Wheelhouse Studios, a marketing-first venture studio, after 20+ years as a tech, media and Internet analyst and investment banker. At PwC, Roth Capital, SNL Kagan and Digital Offering, he supported more than $2 billion in public and private company financings and wrote the first equity research for Netflix, IMAX, micro-investing app Acorns and others. Rich has advised AT&T, Disney, DreamWorks and Intel on media strategy and operations and is an adjunct MBA professor at Concordia University Irvine. He's an alumnus of the University of Notre Dame and Northwestern University.

Thomas Marquart: Thomas is the Vice President of Marketing of the Company. He is a social media and digital marketing fanatic. With over 10 years of marketing expertise, he has a unique and progressive understanding of today's social media climate. Thomas also has a powerful network of social media and digital marketing professionals he leverages to achieve extraordinary results beyond those achieved through conventional marketing. He has successfully co-founded his own apparel business where he used his social media and digital marketing expertise to grow the business.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 0 employees. The Company utilizes the services of independent contractors and advisors.

# CAPITALIZATION, DEBT AND OWNERSHIP

## Capitalization

The Company's authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 20,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Within Preferred Stock, a series of Preferred Stock designated as Series X Preferred Stock has been created (the "**Series X Preferred Stock**"). The Series X Preferred Stock consists of one authorized share and, in addition to having protective provisions regarding amendments of the Company's Certificate of Incorporation, provides for voting rights equal to the number of votes then held or entitled to be made by all equity holders of the Company, including the Common Stock, plus one. At the closing of this Offering, assuming only the Target Offering Amount is sold, 13,385,524 shares of Common Stock and 0 shares of Preferred Stock and Series X Preferred Stock, respectively, will be issued and outstanding.

### *Outstanding Capital Stock*

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 13,385,524* |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 91.26% |

* In July 2020, the Company converted each share of then outstanding Class A and Class B common stock into one share of Common Stock. Immediately thereafter and on such date, each one (1) share of Common Stock that was issued and outstanding at such time, was split into ten (10) fully paid, nonassessable shares of Common Stock, through the issuance of a nine (9) share stock dividend.

*Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C/A, the Company has the following additional securities outstanding:

| Type of security | Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $337,500 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | (i)      Valuation Cap: $4 million; <br> (ii)      Discount Rate: 80% in next qualified financing where the Company receives gross proceeds of $3 million or greater; <br> (iii)      Maturity Date March 31, 2022 |
| **Interest Rate** | 7% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 8.74% |

**Outstanding Debt**

As of the date of this Form C/A, the Company has no outstanding debt.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Steep Axis, LLC* | 7,500,000 shares of Common Stock | 55.00% |

*Scott Armstrong is the sole owner of this entity.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and in the financial statements attached hereto as Exhibit A, in addition to the following information.**

## Operations

New World Savings, Inc., doing business as Guac (the "**Company**") was incorporated on August 21, 2017, under the laws of the State of California. The Company is headquartered in Dana Point, CA.

## Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of November 30, 2021, the Company had an aggregate of approximately $323,000 in cash and cash equivalents, leaving the Company with approximately 5.5 months of runway.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

## Material Changes and Other Information

This Amendment is filed to (i) extend the Offering Deadline to April 26, 2022; and (ii) add a disclosure for a commission sharing agreement by the Intermediary.

### *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $1,088 | 10,881,630 | N/A | March 3, 2020 | Section 4(a)(2) |
| Common Stock | $325,000 | 650,000 | General Working Capital | September 18, 2020; September 26, 2020; April 28, 2021 | Reg. D Rule 506(c) |
| Common Stock | $1,051,947 | 2,103,894 | N/A | April 22, 2021 | Reg. CF |
| Convertible Notes | $337,500 | 19 | General Working Capital | Between November 12, 2019 and July 20, 2020 | Reg. D Rule 506(b) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) Ryan Armstrong, the Company's President and Co-Founder, is the sole owner of Bar Above LLC, which, since 2019, has provided marketing social influencers to the Company. Bar Above LLC collects a 1% fee for its services in building, executing and compensating his team of influencers. Bar Above has collected 1%, or $2,469, for providing its services to the Company.

(2) In June 2019, the Company issued a demand note to Steep Axis, LLC, owned by Scott Armstrong, the Company's Chief Executive Officer and Co-Founder. The demand note bears interest at 7%. The current remaining balance owed Steep Axis is $8,462.

(3) Periodically, the Company pays a management fee to Steep Axis, LLC. Management fees during the year ended December 31, 2020 were $13,500. No management fees have been paid to Steep Axis, LLC in 2021.

# THE OFFERING AND THE SECURITIES

## The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,930,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 26, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

## Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

## Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

### The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

### *Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

### *Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

### *Dividends*

The Securities do not entitle Investors to any dividends.

### *Conversion*

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $18,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $18,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

***Dissolution***

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

*Termination*

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

*Voting and Control*

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

*Other Material Terms*

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

# COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary, a portion of which fee the Intermediary will share with Entoro, as a result of a commission sharing agreement between the Intermediary and Entoro, sixty percent (60%) for all amounts raised through direct facilitation efforts by Entoro.

## Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering, a portion of which compensation the Intermediary will share with Entoro, as a result of a commission sharing agreement between the Intermediary and Entoro, sixty percent (60%) for all amounts raised through direct facilitation efforts by Entoro.

# TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

# LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

# ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Scott Armstrong
_____
(Signature)

Scott Armstrong
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Armstrong
_____
(Signature)

 Scott Armstrong
_____
(Name)

Director
_____
(Title)

December 17, 2021
_____
(Date)

/s/Ryan Armstrong
_____
(Signature)

Ryan Armstrong
_____
(Name)

Director
_____
(Title)

December 17, 2021
_____
(Date)

/s/Richard Ingrassia

(Signature)

Richard Ingrassia

(Name)

Director

(Title)

December 17, 2021

(Date)

*Instructions.*

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.        The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A

*Financial Statements*



**NEW WORLD SAVINGS, INC.**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2020 AND 2019**

**New World Savings, Inc.**

**TABLE OF CONTENTS**

Suchan &
Associates
An Accountancy Corporation

8588 Utica Ave. Suite 100, Rancho Cucamonga, CA 91730
Phone: (909) 781- 6443 Fax: (909) 476- 7390 www.Suchancpa.com

# INDEPENDENT AUDITOR'S REPORT

**To the Board of Directors**
**New World Savings, Inc.**

## *Report on the Financial Statements*

We have audited the accompanying financial statements of **New World Savings, Inc.** which comprise the balance sheet as of **December 31, 2020 and 2019**, the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **New World Savings, Inc.** as of **December 31, 2020 and 2019**, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

*Emphasis of Matter*

As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate those matters are also described in Note 9. Our opinion is not modified with respect to that matter.

*Suchan & Associates*

**Suchan & Associates**

**Rancho Cucamonga, CA 91730**
**September 30, 2021**

## BALANCE SHEET

**December 31, 2020 and 2019**

### ASSETS

|  | 2020 | 2019 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 478,073 | $ 45,028 |
| Prepaid expenses | 509 | 511 |
| **TOTAL CURRENT ASSETS** | **478,582** | **45,539** |
| **DEPOSITS - RESERVES (Note 3)** | **5,500** | **2,500** |
| **OTHER ASSETS** | | |
| Intangible assets, net of accumulated amortization of $11,968 and $5,129, respectively (Note 4) | 159,351 | 95,955 |
| Notes receivable (Note 5) | 8,462 | - |
| **TOTAL OTHER ASSETS** | **167,813** | **95,955** |
| **TOTAL ASSETS** | **$ 651,895** | **$ 143,994** |

### LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2020 | 2019 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 14,783 | $ 12,223 |
| Accrued interest payable (Note 6) | 19,135 | 459 |
| Pending investment (Note 10) | 50,000 | 76,460 |
| Related Party Note (Note 5) | - | 110,291 |
| Income tax payable (Note 2) | - | 840 |
| Convertible note payable, current (Note 6) | 86,000 | - |
| **TOTAL CURRENT LIABILITIES** | **169,918** | **200,273** |
| **LONG TERM LIABILITIES** | | |
| Convertible notes payable (Note 6) | **256,500** | **86,000** |
| **TOTAL LIABILITIES** | **426,418** | **286,273** |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $0.0001 par value, 200,000,000 shares authorized, 12,270,624 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively | 169 | - |
| Preferred stock, $0.0001 par value, 20,000,000 shares authorized 0 and 0 shares issued and outstanding as of Decemer 31, 2020 and 2019, respectively | - | - |
| Additional paid-in-capital | 895,788 | - |
| Retained earnings (deficit) | (670,480) | (142,279) |
| **TOTAL STOCKHOLDERS' EQUITY** | **225,477** | **(142,279)** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 651,895** | **$ 143,994** |

**The accompanying Notes to the Financial Statements
are an integral part of this statement**

## NEW WORLD SAVINGS, INC.

## STATEMENT OF INCOME

### Year ended December 31, 2020 and 2019

|  | 2020 | 2019 |
|---|---|---|
| **INCOME** | $ - | $ - |
| **COST OF SALES** | - | - |
| **GROSS PROFIT** | - | - |
| **EXPENSES** | | |
| Advertising | 274,071 | 74,348 |
| Amortization | 6,839 | 5,129 |
| Bank charges | 1,074 | 248 |
| Dues and subscriptions | 3,063 | 737 |
| Insurance | 5,362 | 3,946 |
| Legal | 20,983 | 6,504 |
| Management fee | 13,500 | - |
| Professional fees | 57,137 | 18,043 |
| Repairs & maintenance | - | 25 |
| Research & development | 123,812 | 32,000 |
| **TOTAL EXPENSE** | **505,841** | **140,980** |
| **OPERATING (LOSS)** | **(505,841)** | **(140,980)** |
| **OTHER INCOME (EXPENSE)** | | |
| SBA EIDL grant | 7,000 | - |
| Interest expense | (28,560) | (499) |
| **TOTAL OTHER EXPENSE** | **(21,560)** | **(499)** |
| **NET INCOME BEFORE TAXES** | **(527,401)** | **(141,479)** |
| **PROVISION FOR TAXES** | 800 | 800 |
| **NET INCOME (LOSS)** | **($528,201)** | **($142,279)** |

**The accompanying Notes to the Financial Statements
are an integral part of this statement**

## STATEMENT OF STOCKHOLDERS' EQUITY

## Years ended December 31, 2020 and 2019

| | Common Stock | | Additional Paid in Capital | Retained Earnings (deficit) | Total |
|---|---|---|---|---|---|
| | Shares Issued | Amount | | | |
| **Beginning Balance, January 1, 2019** | - | $ - | $ - | $ - | $ - |
| Net income (loss) | - | - | - | ($142,279) | **(142,279)** |
| **Ending Balance, December 31, 2019** | - | $ - | $ - | $ (142,279) | $ **(142,279)** |
| Issued shares for cash | 12,270,624 | 169 | 895,788 | - | **895,957** |
| Net income (loss) | - | - | - | ($528,201) | **(528,201)** |
| **Ending Balance, December 31, 2020** | **12,270,624** | $ **169** | $ **895,788** | $ **(670,480)** | $ **225,477** |

**The accompanying Notes to the Financial Statements
are an integral part of this statement**

# NEW WORLD SAVINGS, INC.

## STATEMENT OF CASH FLOWS

### Years ended December 31, 2020 and 2019

| | 2020 | 2019 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ (528,201) | ($142,279) |
| *Adjustments to reconcile net income to net* | | |
| *cash provided (used) by operating activities* | | |
| Amortization expense | 6,839 | 5,129 |
| (Increase) decrease in assets: | | |
| Prepaid expenses | 2 | (511) |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 21,236 | 12,682 |
| Taxes payable | (840) | 40 |
| **NET CASH (USED) FOR OPERATING ACTIVITIES** | **(500,964)** | **(124,939)** |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Payments for intangibles | - | **(2,991)** |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from common stock and additional paid in capital | 825,722 | - |
| Proceeds from related parties | - | 168,718 |
| Payments to related parties | (118,753) | (83,322) |
| Proceeds from convertible notes | 256,500 | 86,000 |
| Payments for pending investment | (76,460) | - |
| Proceeds from pending investment | 50,000 | - |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | **937,009** | **171,396** |
| | | |
| **NET INCREASE IN CASH** | **436,045** | **43,466** |
| CASH AT BEGINNING OF YEAR | 47,528 | 4,062 |
| **CASH AT END OF YEAR** | **$ 483,573** | **$ 47,528** |

### CASH RECONCILIATION

| | 2020 | 2019 |
|---|---|---|
| Cash | $ 478,073 | $ 45,028 |
| Deposits - Reserves | 5,500 | 2,500 |
| **CASH AT END OF YEAR** | **$ 483,573** | **$ 47,528** |

### SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

**Cash paid during the years for:**

| | 2020 | 2019 |
|---|---|---|
| Interest | $ 9,884 | $ 499 |
| Income tax | $ 840 | $ 760 |

**Noncash transactions:**

| | 2020 | 2019 |
|---|---|---|
| Start up costs exchanged for common stock and additional paid in capital | $ 70,235 | $ - |

**The accompanying Notes to the Financial Statements
are an integral part of this statement**

## 1. ORGANIZATION

**New World Savings, Inc.** (the "Company"), is a Corporation formed on August 21, 2017. New World Savings, Inc. was formed to develop a mobile application called Guac, which is designed to help users achieve their savings goals. The Guac mobile application became active and available to users in April 2019.

Guac users can utilize their savings to make purchases from the Guac Marketplace and earn cashback. The Company has partnered with various retailers to give Guac users direct access to certain brands to make purchases and earn cashback.

On January 30, 2020, the World Health Organization declared the Coronavirus outbreak (COVID-19) A "PUBLIC Health Emergency of International Concern" and on March 11, 2020, declared COVID-19 a pandemic. The impact of COVID-19 has affected New World Savings, Inc.'s operations, suppliers, vendors, and other stakeholders.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are summarized below.

### Basis of Accounting

The financial statements are prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were utilized in preparing the financial statements.

### Cash and Cash Equivalent

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalent.

### Property and Equipment

Property and equipment are recorded at cost. Assets are depreciated over their estimated useful lives using the straight-line method. As of December 31, 2020 and 2019, the Company held no property or equipment.

### Intangible Assets and Amortization

Intangible assets consist of startup costs and common stock issuance costs resulting from obtaining financing relating to the organization of the Company. Intangible assets are amortized using the straight-line method over 15 years. The common stock issuance costs are to be amortize beginning January 2021.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been generated since inception. The Company anticipates generating revenue from user fees and the marketplace, as well as advertisements in the future.

### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes as follows: (a) different methods for depreciation of fixed assets, (b) different methods for capitalization and amortization of intangible assets, and (c) deducting California Franchise Tax in the financial statements prior to deducting it in the tax return. The deferred tax assets or liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

### Advertising

Advertising costs are expensed as incurred and included in operating expenses. Advertising expenses totaled $274,071 and $74,348 for the years ended December 31, 2020 and 2019, respectively.

### Research and Development

Research and development cost are expensed as incurred and included in operating expenses. Research and development costs totaled $123,812 and $32,000 for the years ended December 31, 2020 and 2019, respectively.

### Trust Accounts for Guac Users

Guac users' savings deposits are maintained in an interest-bearing savings account separate from the operating account of the Company. Withdrawals are restricted to Guac users who want to utilize their savings. The Company does not have access to these funds and therefore these funds are not included in these financials.

## 3. DEPOSITS -RESERVES

Restricted reserves set up solely to cover any Guac user bank shortages.

## 4. INTANGIBLE ASSETS

The startup costs and costs incurred to obtain financing relating to the organization of the Company have been capitalized and consist of the following:

| Intangible assets consist of the following: | 2020 | 2019 |
|---|---|---|
| **Cost** | | |
| Start up costs | 101,084 | 101,084 |
| Common stock issuance costs | 70,235 | - |
| **Total Cost** | **171,319** | **101,084** |
| Less accumulated amortization | (11,968) | (5,129) |
| **Net Intangible Costs** | **$ 159,351** | **$ 95,955** |

Amortization expense for the year ended December 31, 2020 and 2019 was $6,839 and $5,129, respectively.

The amortization policies followed by the Company are described in Note (2).

## 5. RELATED PARTY TRANSACTIONS

### Notes Receivable (Payable)

In June 2019, the Company issued a demand note to Steep Axis, LLC, a separate corporation owned by a shareholder, bearing interest at 7% per annum. As of December 31, 2020, Steep Axis, LLC owed the Company $8,462 and as of December 31, 2019, the Company owed Steep Axis $110,291.

### Management Fees

Periodically a management fee is paid to Steep Axis, LLC, a separate Corporation owned by a shareholder. Management fees paid during the year ended December 31, 2020 and 2019, totaled $13,500 and $0, respectively.
.

## 6. CONVERTIBLE NOTE PAYABLE

| Convertible notes payable consists of the following: | 2020 | 2019 |
|---|---|---|
| The Company issued convertible promissory notes of varying amounts. The notes bear interest at 7% per annum and mature two years after issuance in 2021 and 2022. | $ 342,500 | $ 86,000 |
| **TOTAL** | **342,500** | **86,000** |
| Less: current portion | 86,000 | - |
| **TOTAL LONG TERM** | **$ 256,500** | **$ 86,000** |

## 6. CONVERTIBLE NOTE PAYABLE (continued)

The notes are convertible into the Company's common stock upon a qualifying equity financing of at least $3,000,000, inclusive of the convertible notes. The notes automatically convert at a conversion price equal to the lesser of 80% of the price per share paid by investors or the price per share determined by a $4,000,000 valuation on the Company's fully diluted capitalization, inclusive of the convertible notes and other convertible instruments.

If the notes are not repaid or converted at the maturity date, at the holder's election, the notes may be converted into the Company's common stock at a conversion rate determined by a $4,000,000 valuation on the Company's fully diluted capitalization, inclusive of the convertible notes and other convertible instruments.

In the event that there is a sale of the Company prior to repayment or conversion of the notes, the holder will receive the greater of the outstanding principal and interest or the amount the holder would receive if the notes were converted to the Company's common stock at a conversion price determined by a $4,000,000 valuation of the Company's fully diluted capitalization, inclusive of the convertible notes and other convertible instruments, as further defined in the note agreements.

Total interest expense accrued was $19,135 and $459 of which $0 and $0 was paid for the years ended December 31, 2020 and 2019, respectively.

Scheduled repayments of convertible notes payable, assuming no changes in their terms for the next five years, are as follows:

Years Ending December 31,

| | |
|---|---:|
| 2021 | $ 86,000 |
| 2022 | 256,500 |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| Thereafter | - |
| **TOTAL** | **$ 342,500** |

## 7. COMMITMENTS AND CONTINGENCIES

Periodically, the Company is involved in litigation arising in the normal course of business. The amount of liability, if any, from the claims cannot be determined with certainty; however, in the opinion of management, resolution of such matters will not have a material adverse effect on the Company.

New World Savings, Inc. maintains its cash in bank deposit accounts which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. At December 31, 2020 and 2019, New World Savings, Inc. had $228,073 and $0, in bank accounts in excess of FDIC insured limits, respectively.

## 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact.

U.S. GAAP defines fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level One inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level Two inputs consist of observable inputs other than quoted prices for identical assets, and Level Three inputs have the lowest priority.

The carrying amounts of stock issued and convertible debt reported in the balance sheet approximate their fair value.

## 9. GOING CONCERN

The Company has substantial operating losses. As of December 31, 2020, its accumulated deficit is $674,480.

Management believes the Company's present cash flows will not enable it to meet its obligations for the twelve months from the date these financial statements are available to be issued. However, management is working to obtain new additional capital through the issuance of stock and obtain new long-term financing. It is probable that management will obtain new sources of financing that will enable the Company to meets its obligations.

## 10. SUBSEQUENT EVENTS

New World Savings, Inc. has evaluated events and transactions occurring subsequent to the statement of financial position date of December 31, 2020 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through September 30, 2021, the date these financial statements were available to be issued.

In 2021, the Company issued 1 share of preferred Stock for $500 per share, providing proceeds of $500 and 1,114,900 shares of common stock for $0.50 per share, providing proceeds of $557,450. The common stock proceeds include $50,000 that was received in 2020 which is recorded as a pending investment.

**EXHIBIT B**

*Offering Page found on Intermediary's Portal.*





Republic

**Company Name** Guac

**Logo**



Guac

**Headline** Advanced savings tool helping our customers achieve & purchase their goals

**Hero Image**

TOP PERSONAL FINANCE APP 2021
Daily Finance
TOP IN MONEY MANAGEMENT 2021
supermoney
Guac
Spend. Save. Earn
Hello, Ryan
$13,333.38
Accounts
Ryan's Checking
Savings Goals
New Car (Sprinter Van)
$2,097.50 of $35,000

**Tags** Apps, B2C, Marketplace, Personal finance, $1M+ raised, Startups

**Pitch text**

## Summary

- 55K+ connected users, $6M+ total $ saved as of September '21
- Advanced Savings Tool designed for debit & credit cards (patent pending)
- New marketplace feature has generated $120K in sales since March '21
- Top Personal Finance App 2021 by Daily Finance
- #1 rated Money Management tool by SuperMoney
- Oversold our initial crowdfunding raise at max $1.07M + $325K Reg D
- Expert advisors from the Acorns & Honey teams

**Problem**

# 78% of the US lives paycheck to paycheck

*This is largely due to spending habits, and shows the difficulty of manual savings.*





PAYCHECK
$$$
78%
of the US lives paycheck to paycheck
61%
of Americans could not pay for a $1,000 expense despite Stimulus
Automation is the #1 Recommended Savings Habit for Millennials
BANK
1234 5678 9000 0000
67%
of Millennials have one Credit Card
Cash Back Rewards is the #1 reason why consumers select a Credit Card
Guac

Saving is challenging, period. But it becomes even more challenging if we try to save on our own. Experts agree that the #1 recommended savings habit for the younger generation is automation. The challenge is finding a savings tool that meets all the needs of the younger generations:

- Saving without thinking (automation)
- Save & achieve goals quickly with total control
- Designed for both Debit & Credit Card users
- Can transfer/use savings immediately
- Cashback rewards

**Solution**

## Guac makes saving as easy as spending, and provides a complete Savings Solution

Guac solves these problems for both our users & enterprise partners. Our patent pending advanced savings tool is % based, so it allows users to reach goals quickly with total control:

- Saving without thinking (automation) ✓

- Save & achieve goals quickly with total control ✓

- Designed for both Debit & Credit Card users ✓

- Can transfer/use savings immediately ✓

- Cashback rewards ✓

Guac goals are achieved in just weeks or months compared to round-up apps that can take years to achieve a goal. Gen Z & Millennials crave that dopamine that Guac provides by achieving goals quickly.

Your browser does not support HTML5 video.

**Product**

## Lifestyle fintech app for millennials, Gen Z & enterprise partners

Your browser does not support HTML5 video.
Guac is all about embracing the younger generation's lifestyle! Guac's savings tool, Earn Cash Marketplace & Partnership Cash Back offerings set Guac apart from other savings apps. Our **patent pending** advanced savings tool is % based so goals are achieved quickly without having to change your daily saving/spending habits. Guac provides the vehicle to achieve goals & earn extra cash!

Guac is designed for both Debit & Credit Card users and calculates savings from any primary card of use. This auto-tip technology gives total control & allows for goal achievement much quicker than round-up savings tools. We provide daily analytics to help users reach their savings goals without having to dramatically adjust their lifestyles.

**Earn cashback** by making a purchase with our over 100+ stores in the Guac Marketplace, e.g. Carvana purchase—earn 2.5% cashback on your down payment.

Don't see any stores/partners you like? Guac users can always immediately transfer back their savings to their connected bank. We continue to add stores & partners every week.


Connect
Funding Source
Select
Primary Card
of Use
Create
Savings Rules
Select/Create
Savings Goals


Watch
Your progress
Track
With Statement
Expand
For all information
Earn!
Cash Back with
each purchase

## Traction

# Tripled our users & 10x our total $ saved since initial raise last November





Guac continues to grow exponentially and our **CAC has held steady at $25** (as of 9/21). We utilize a mix of traditional and more innovative marketing channels to acquire our Guac users. These include a unique Facebook algorithm, partnerships with Google & iHeart Radio, and our team of social influencers.

Your browser does not support HTML5 video.

We built our team of social influencers over multiple years and continue to add more to our team every week. We've added 30 new influencers with a collective following of **60M+ just this year**. The scalability is endless and continues to deliver results proven by our steady CAC with an increased budget.

*User growth & total $ saved as of September 2021

**Customers**

## Helping millennials, Gen Z & enterprise partners  save money faster

The younger generation's economy is built on experiences and the perception of social value. Guac embraces these behaviors by **rewarding our customers** with quick goal achievement & cash back opportunities. The feeling of **instant gratification & extra**

**rewards** are top priorities for the younger generation.

Guac's % based advanced savings tool allows **Carvana** customers to save for their down payment in just weeks. **Juno Financial** uses our Guac audience to offer student loan refinance opportunities. **DoorDash** uses our audience of motivated savers to add to their driver network. **T-Mobile's** franchise model uses Guac as a benefits tool for their employees.

These enterprise partners pay us commissions on these leads, which we split with our Guac users to offer additional cashback. Our **B2B partnerships will drive business and allow for endless organic loops**.







Guac
Earn money
Cashback & Rewards
$2,130.06
$25.00
CLAIMED
Wohoo, reward claimed!
Tracked on
14 Oct 2020
Vendor
Doordash
When can I withdraw?
OK
CARVANA
Down Payment Solution
DOORDASH
Adding New Drivers
T Mobile
Employee Benefits
Juno
Formerly LeverEdge
Monthly Payments







Know what you're getting into!
Sep 18
aaroncv8
I love this app. Truly. I am horrible at saving my money. But with this app, I've been setting aside 20% of every purchase. I put half of that 20% towards a rainy day fun, then a quarter towards paying down debt, and another quarter towards savings for some stuff I want to buy.
I just like the idea that it's not directly in my savings through my default bank- because at least this way it's out of sight- out of mind.

**Fantastic savings app**                                    May 21

                                          SC Linn

I have used several saving apps and nothing has been able to help me save like this app. The percentage savings on all my transactions has been life changing in allowing me to save $$. Thank you GUAC!!!

**Easy saving**                                              May 10

                                         shawnborg23

It took several days for it to get started but once it did it was smooth. It's an easy way to save without the stress of moving money around. It's kind of nice to forget about for a month or so and then go in and check your account out. It's a pleasant surprise every time.

**Tulum with my Guac**                                       Mar 10

                                         lovinglakelife

Was able to save enough money over the past few months to take a trip down to tulum for the first time! This app is easy to use and is totally genius!

**Love this app!!**                                 Mar 8
★★★★★                                          BellaM0916

I love how much control you have on Guac. I
save and and spend all at the same time!
I refer Guac to all my friends!

**Money In My Pocket**                              Feb 15
★★★★★                                          Smurf Lord

Only a fool lets loose nickels and dimes roll out
of their pocket and into needless overages.
Guac makes it simple. Select a product and save
money. I use this instead of honey because I
hate TV commercials.

**Business Model**

# Multiple revenue streams with favorable positioning

Guac makes money through multiple revenue streams, and is a key differentiator from singular savings tools. These revenue streams offer value to our users & enterprise partners. These multiple revenue streams project an **LTV of $588 per user** (as of 9/21).



🥑 **Guac**
**CAC vs LTV**

| $25 CAC | $588 LTV |

**Revenue Streams**

✓ Marketplace Commissions
✓ Enterprise Partner Revenue Share
✓ Interest on $ Saved
✓ Subscription & Same Day Transfer Fees **(Advanced Features)**
✓ Entry level Credit Card Offerings **(Coming Soon)**

**Revenue Stream Breakdown:**

- Marketplace Commissions: 37%
- Enterprise Partner Rev: 48%
- Interest on $ Saved: 3%
- Subscription Advanced Features: 12%

Your browser does not support HTML5 video.

**What's next**

- We're leveraging our relationships with our 11K+ financial institutions to offer responsible entry-level credit cards to our users. Banks will pay around $1,000 in marketing cost to acquire just 1 new credit card user
- In-app crowdfunding & crypto investment/trading offerings
- Guac Visa, Guac checking account & 3.99% annual savings bonus

## Market

# $5.5T+ market

Guac sits at the intersection of the global fintech market, which was **worth $5.5T** in 2019 and is projected to **grow at a CAGR of 23.58%**.

The younger generation is looking for technology to make their lives easier. **7 in 10 under 55s would switch banks for a better experience.**

## Competition

# Guac offers more value, easier entry, and a complete savings solution

Guac offers users **extra benefits usually reserved for luxury credit card holders**, such as an **exclusive in-app marketplace with stores that are static (not rotating offers)**. When compared to a traditional savings/checking account & other savings tools, Guac outperforms the competition.

| | Guac | Acorns | Qapital | Digit |
|---|:---:|:---:|:---:|:---:|
| % based savings tool designed for quick goal achievement with total control | ✅ | ❌ | ❌ | ❌ |
| Advanced savings tool designed for both debt & credit card users | ✅ | ❌ | ❌ | ❌ |
| Earn Cash Marketplace (static Stores not rotational offers) | ✅ | ❌ | ❌ | ❌ |
| Goal to Goal transfers | ✅ | ❌ | ✅ | ❌ |
| Free version with no hidden fees | ✅ | ❌ | ❌ | ❌ |
| FDIC insured | ✅ | ✅ | ✅ | ✅ |



# Guac's Advantages Over A Traditional Savings Account



*Typical bank savings account*



| | |
|---|---|
| Monthly fees ◀ | ✔ **NO** monthly fees |
| Minimum balances ◀ | ✔ **NO** minimum balances |
| Withdrawal limits ◀ | ✔ **NO** withdrawal limits |
| Have to manually deposit funds ◀ | ✔ **AUTOMATIC** depositing of funds |
| Takes a long time to save for goals ◀ | ✔ **FASTER** saving for goals |
| Burdensome setup ◀ | ✔ **QUICK** setup in minutes |
| Limited marketplace, rewards, and cash-back features ◀ | ✔ **EXCLUSIVE** marketplace |
| | ✔ **REWARDS** program |
| | ✔ **CASH-BACK** on purchases |

**Vision**

# Reinventing how people save with our advanced savings tool and cashback rewards

Guac has a **savings tool like Acorns** (More Advanced Auto-Tip Tech) and **cashback rewards like Honey**. Our team is made up of expert advisors: Rich, Mike, Scott & Sami were **key members of both the Acorns & Honey teams.**

- Honey was acquired by PayPal for **$4B last November**
- Acorns is set to IPO for **$2.2B Q4 2021**

Our multiple revenue streams project significant revenue growth:

| Revenue Projections | 2022 | 2023 | 2024 |
|---|---|---|---|
| Connected Accounts | 138,000 | 222,000 | 318,000 |
| Revenue | $11,040,000 | $17,760,000 | $25,440,000 |

We plan to use this next raise to more than double are marketing spend and add more value for both our B2C & B2B customers.

## Development

Adding new features, ongoing maintenance, front-end design adjustments and implementation of sponsored ad placement

**$884K**

## Branding refinement, marketing and advertising

Promoting new features, social media advertising, influencer marketing

**$2.35mm**

## Operations

Day to day team activities, ongoing account management and business development

**$688K**

## TOTAL

**$3.93mm**

Guac plans to completely rewrite how people interact with their checking and savings accounts. We have the potential to completely disrupt the banking industry and reinvent how people spend, save & earn. Guac provides a complete savings solutions.

## Investors

## Building on our previous crowdfunding campaign, angels, and VC investments

Guac previously oversold a successful campaign on EquiFund, where we were oversubscribed and raised the max $1.07M plus an additional $325K in Reg D. This raise was comprised of **institutional investors** such as **The Wheelhouse Fund, Rocket Capital** and **StartUp Camp**.

We've also received investments from professional athletes, influencers and members of the **original Acorns & Honey teams.**

In total, Guac has raised $1.8M from Institutional, Angel & CF investors as of Republic campaign launch.

### Strategic Advisors

  


**Rich Ingrassia**

Rich **was a key part of the original Acorns team**.
- Developed the company's first financial models and was paramount in its initial capital raises.
- He has joined Guac's Board of Directors and will play an active role as the company's Strategic Finance Advisor.

  
**Mike Paley, Scott Paley & Sami Khan**

- Mike, Scott & Sami are Co-Founders of Staircase Digital and **were instrumental in the growth of both Acorns and Honey** (which was just sold to PayPal for $4B).
- They have made a strategic investment in Guac & work closely with management team and bring their user acquisition expertise to help the company grow.

**Founders**

# Scott & Ryan Armstrong



The father-son founders created Guac because of a real world need. Ryan & his millennial network tested the majority of savings tools in the market but were always left disappointed. Scott & Ryan recognized the need for a savings tool that allowed users the ability to save goals quickly with total control & Guac was born.

Scott is a successful business executive with 20+ years of experience building, scaling & exiting companies in the finance, device & health sectors. Scott's most recent exit was when Novartis acquired Wavetech in 2014 for $350M.

Ryan is an entrepreneur & business executive specializing in sales operations & marketing with a focus on innovative solutions for the younger generations.

**Team**

| | | | |
|---|---|---|---|
| | Scott Armstrong | Founder | Scott is successful business executive with 20+ years of experience building, scaling & exiting companies in the finance, device & health sectors. |
| | Ryan Armstrong | President/Co-Founder | Ryan is an entrepreneur & business executive with 10+ years of experience specializing in Sales operations & Marketing with a focus on innovative solutions for the younger generations. |
| | Rich Ingrassia | Strategic Finance | 20+ years experience as a tech, media and internet analyst and broker. Rich lead the original Acorns team writing the first financial research. |
| | Thomas Marquart | VP of Marketing | Thomas has 10+ years of marketing expertise & has a unique and progressive understanding of today's social media climate. He also has a powerful network of social media professionals he leverages to achieve extraordinary results. |

**Perks**

| | |
|---|---|
| **$1,000** | Guac Premium Apparel (T-shirt & Hat) Early access to new features & promotions |
| **$2,500** | Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |
| **$10,000** | Invite to exclusive Guac Team Chat Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |
| **$25,000** | One-on-one 30 minute video call with Co-Founders Invite to exclusive Guac Team Chat Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |
| **$100,000** | In-Person dinner with Co-Founder in Southern California One-on-one 30 minute video call with Co-Founders Invite to exclusive Guac Team Chat Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |
| **$250,000** | Guac Weekend Experience: Flight & Hotel with our partner the Ritz Carlton Monarch Beach In-Person dinner with Co-Founder in Southern California One-on-one 30 minute video call with Co-Founders Invite to exclusive Guac Team Chat Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |

**FAQ**

## EXHIBIT C

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**NEW WORLD SAVINGS, INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2021**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], New World Savings, Inc., a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $18,500,000.

See Section 2 for certain additional defined terms.

**1. *Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the

Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means Common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the

United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.  *Company Representations*

(a)     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company.  This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.** *Transfer Restrictions*.

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6. *Miscellaneous*

(a)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)     All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)     All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)     Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").  The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.  There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.  The place of arbitration shall be Irvine, California.  Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)     The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)     The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

*(Signature page follows)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**NEW WORLD SAVINGS, INC.**


Name:           Scott Armstrong
Title:            Chief Executive Officer
Address:       33831 Granada Drive, Dana Point, CA 92629, United States
Email:          Scott@guacapp.com


**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Share Proxy**


**Irrevocable Proxy**


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between New World Savings, Inc. a California corporation (the "*Company*") and [Investor Name] ("*Stockholder*"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 705 of the California Corporations Code to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

| **INVESTOR:** | **INTERMEDIARY:** |
|---|---|
| By: | By: |
| Name: | Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic |
| Date | Date |

**EXHIBIT D**

*Video Transcript*

Hi, I'm Ryan Armstrong President & Co-Founder of Guac

Guac's patent pending proprietary technology helps both our users & enterprise partners achieve goals & solve real problems

Our team is made up of expert advisors from both Honey & Acorns & they've made a strategic investment in Guac

Since our initial raise last November we have more than tripled our total users & 10x our total dollars saved

Guac acquires customers for an industry leading $25 CAC

& Our National enterprise partners, they include: Carvana, DoorDash & T-Mobile

78% of the US lives paycheck to paycheck. This is largely due to spending habits & shows the difficulty of manually saving.

Guac solves this problem by making savings as easy as spending By auto-tip yourself to achieve your goals with the power of automation

Think about you grab coffee tipping 5%, lunch 10-15% dinner you may be  up to

20%

Why are we not tipping or paying ourselves first? Experts agree that automation

is #1 recommended saving habit for millennials

All Guac users will set their goal and the exact date they want to achieve that goal. We provide guidance to ensure each users achieves their goal in their exact desired time frame.

Now you see how Saving while you spend works. Users select the designated % they would like save & Guac does the rest. Since our patent pending advanced savings tool is % based & not a round-up Guac users & enterprise partners can achieve goals in just a few weeks with total control

We built Guac with our % based savings tool designed for both debit & credit card users to help them achieve their goals quickly, again with total control

Having a credit card solution opens up our market to the 67% of millennials who utilize a credit card. This large group of millennials has been generally missed up to this point.

"The thought has been 'well have credit, they've been approved for a credit card, so they are on their own". We want to continue to provide solutions here at Guac. These Other savings tools are missing out on 2/3 of the market.

Instead of fighting these behaviors, Guac embraces them and provides real solutions for their every day behaviors & one of the key reasons we acquire customers for an industry leading $25 CAC

Complete the achievement of your goal by making a purchase with any of our over 100 partners in the Guac Marketplace to earn additional cash back!

Our Enterprise partners use our % based advanced savings tool to solve real problems.

Carvana uses Guac as it's down payment solution & Door Dash uses our Guac audience to add more drivers to their network.

Guac provides B2B & B2C solutions & is a key differentiator that caught the eyes of original members of both the Honey & Acorns team.

Honey was acquired by PayPal for $4B last November & Acorns is set to IPO at $2.2B the second half of 2021

We continue to gain recognition as Guac has been awarded the Top personal finance app by Daily Finance & is the Top rated Money Management Tool by SuperMoney

Join our Guac family as we revolutionize the financial industry & help solve one of the biggest problems that faces the word today

# HELLO I'M SA CEO OF NWS dba GUAC

GUAC IS THE ULTIMATE PERSONAL FINANCE TOOL w over 50k users & over 100 business partners
GUAC SERVES BOTH B2B & B2C CLIENTS AND USERS

- I AM A BIZ PRO AND ENTREPRENEUR WITH 20+ YEARS OF SUCCESS BUILDING, SCALING AND EXITING BUSINESSES.
- OUR STRATEGIC ADVISORS INCLUDE RICH INGRASSIA, MIKE PALEY & SAMI KAHN WHO WERE ORIGINAL TEAM MEMBERS FOR ACORNS & HONEY.
- HONEY WAS AQUIRED BY PAYPAL FOR 4B IN Q1 2020, ACORNS HAS AN IPO PLANNED IN THE NEAR FUTURE W 2.2B VALUATION
- GUAC IS A HYBRID OF THOSE MODELS OFFERING OUR PATENT PENDING % SAVING TOOL & OUR CASHBACK
REWARDS MARKETPLACE. WE LOVE OUR POSITION.

- WE BOOTSTRAPPED THE BUSINESS FROM INCORPORATING IN 2017 UP TO Q4 2020 WHEN WE OVERSOLD OUR CF ROUND AND RAISED $1.42M WHICH INCLUDES A REGULATION D OFFERING.
- WE DEPLOYED THAT INVESTMENT INTO GROWING OUR BUSINESS FROM 16K CONNECTED ACCOUNTS WITH $610K IN USER SAVING TO CURRENTLY OVER 50K CONNECTED ACCOUNTS WITH APPROXIMANTLEY $5M USER SAVINGS\\\\\\
- WHY ARE WE RAISING THE ADDITIONAL $4M
- WE WILL BE INTRODUCING GUAC PAY VISA DEBIT CARD, GUAC CHECKING ACCOUNT, CF INVESTING & CRYPTO PARTNERSHIP, DOUBLING OUR MARKETING BUDGET AND FULLY DEPLOYING OUR ALREADY SUCCESSFUL MARKETPLACE.
- MY NUMBER ONE INITIATIVE IS TO GROW SHARE HOLDER VALUE.

Hello again, this is Scott Armstrong, CEO of New World

Savings.

Let's discuss revenue opportunities within Guac.

We built our business with multiple revenue streams.

We have a 5% revenue share with our FBO bank NBKC.

Subscription & same day transfer fees.

B2B partnership revenue.

Guac marketplace place revenue &

Soon to come interchange fees from our Guac Visa Offering

Guac's Marketplace revenue Q2 to current is $125,000, mind you this is with minimal marketing dollar's deployed; this is pure organic in app purchases.

Our over 100 Marketplace partners include Nordstrom, Carvana, Southwest Airlines, Marriott hotels, Stub hub, Under Armor and Sephora to name a few.

These revenue streams give us an LTV (life time value for our users) of $588.00 with an average CAC (customer acquisition cost) of $25.00. That equates to a CAC/LTV ratio of 24, meaning that for every user Guac acquires they are worth 24 times more than we paid to acquire that user

As we place this into our 3-year projection, we can see dramatic revenue growth to sustain our business. With projected revenue of 11.4m dollars in 2022, 17.8m dollars in 2023 and 25.4m dollars in 2024.

Thanks for listening

I'm Thomas Marquart and I am the Chief Marketing Officer for Guac!

With Guac, we've taken an innovative approach, mixing both traditional marketing styles and more progressive methods of marketing.

A big part of our marketing strategy is leveraging the incredible reach and power of social media. We're utilizing the power of influencers and their audiences on social media to organically grow our following, user base and dollars saved with a very high level of success.

Since our last raise in November, this team has quickly grown into a group of more than 30 influencers with a collective following in excess of 60 million. And through our network this will continue to scale exponentially as Guac continues to grow.

In addition to organic social reach, we leverage additional advertising channels including paid social, App Store ads, in app advertising, as well as a strategic partnership with Google.

The positive response from our users has been overwhelming. We've given our users the ability to seamlessly and thoughtlessly save towards their goals, with the confidence that their money is protected and safe with Guac.

I bring with me years of experience in social media and digital marketing, as well as e-commerce. As a result of that experience, I'm very ROI driven which has helped us to achieve great results in terms of user Acquisition while maintaining an emphasis on our brand and community of users.

I'm looking forward to continuing to grow Guac and help millions of people achieve their savings goals on their terms.

# EXHIBIT E

*Testing the Waters Communications*

Hello,

This is Ryan Armstrong Co-Founder & President of Guac.

We thank you for your support of Guac & helping Guac become one of the fastest growing savings applications this past year!

To show our thanks we are passing along a private investment opportunity to become not just a user of Guac but an owner as well. This is exclusive for our Guac users and can be submitted in the link below:

**Reserve Guac — Republic**

This is an opportunity to reserve your investment alongside Angel & Institutional Investors such as The Wheelhouse Fund, Rocket Capital & StartUp Camp. The minimum investment is set at $150 to allow more of our Guac Users to become Guac Owners, just like yourself.

To reserve your investment simply create your Republic profile with the link above. Once your reservation is complete you will be prompted to complete your investment when the Guac offering goes live. Spots are limited so please complete your reservation at your earliest convenience. Please reach out if you have any questions on the Republic registration process.

We have seen strong growth metrics that have the fintech industry & its publishers buzzing. Matt Warder from Seawolf Research stated, "There is just nothing like this Guac offering available in either the private & public sector, offering significant upside with established growth metrics"

Since last November Guac has:

- More than tripled our Guac Users approaching 60,000
- 12x our Total $ Saved to $8M
- Generated $125k in sales through our Guac Marketplace since Q2 of 2021
- The US Patent & Application accepted our provisional patent for our Advanced Savings Tool for both Debit & Credit Card users on 4/23/2021

The link above will take you to our Republic.cooffering. Republic is a private investing platform for investors seeking high growth potential. Only 2.5% of companies are accepted by Republic & Guac was accepted with unanimous approval.

We thank you again for your support & we'd be happy to answer any questions you may have.

Keep Saving!



With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

**Thanks,**

**Ryan Armstrong**
**Guac**

Hello,

This is Ryan Armstrong again, Co-Founder & President of Guac.

Since our initial Investment Opportunity email, we have seen an amazing response, but we did have a few Guac Users reach out as they were struggling to find the link to invest.

Please use the button below:

**Reserve Guac — Republic**

If an investment is desired, time is of the essence as our private offering is filling up quick! We again thank you for your support of Guac & helping Guac become one of the fastest growing savings applications this past year. Below again are the Guac Highlights:

Since last November Guac has:

- More than tripled our Guac Users approaching 60,000
- 12x our Total $ Saved to $8M
- Generated $125k in sales through our Guac Marketplace since Q2 of 2021
- The US Patent & Application accepted our provisional patent for our Advanced Savings Tool for both Debit & Credit Card users on 4/23/2021

We have seen strong growth metrics that have the fintech industry & its publishers buzzing. Matt Warder from Seawolf Research stated, "There is just nothing like this Guac offering available in either the private & public sector, offering significant upside with established growth metrics"

The link above (or button below) will take you to our Republic offering. Republic is a private investing platform for investors seeking high growth potential. Only 2.5% of companies are accepted by Republic & Guac was accepted with unanimous approval.

We thank you again for your support & we'd be happy to answer any questions you may have.

Keep Saving!

**Invest Here**



With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Unsubscribe Unsubscribe Preferences

**Thanks,**

**Ryan Armstrong**
**Guac**

**GuacApp.com**





Republic

**Company Name**

Guac

**Logo**



Guac

**Headline**

Advanced savings tool helping our customers achieve & purchase their goals

**Hero Image**

TOP PERSONAL FINANCE APP 2021
Daily Finance
TOP IN MONEY MANAGEMENT 2021
supermoney
Guac
Spend. Save. Earn
Hello, Ryan
$13,333.38
Accounts
Ryan's Checking
Savings Goals
New Car (Sprinter Van)

**Tags**

Apps, B2C, Marketplace, Personal finance, $1M+ raised, Startups

**Pitch text**

## Summary

- 55K+ connected users, $6M+ total $ saved as of September '21
- Advanced Savings Tool designed for debit & credit cards (patent pending)
- New marketplace feature has generated $120K in sales since March '21
- Top Personal Finance App 2021 by Daily Finance
- #1 rated Money Management tool by SuperMoney
- Oversold our initial crowdfunding raise at max $1.07M + $325K Reg D
- Expert advisors from the Acorns & Honey teams

**Problem**

# 78% of the US lives paycheck to paycheck

*This is largely due to spending habits, and shows the difficulty of manual savings.*





PAYCHECK
$$$
78%
of the US lives paycheck to paycheck
61%
of Americans could not pay for a $1,000 expense despite Stimulus
Automation is the #1 Recommended Savings Habit for Millennials
BANK
1234 5678 9000 0000
67%
of Millennials have one Credit Card
Cash Back Rewards is the #1 reason why consumers select a Credit Card
Guac

Saving is challenging, period. But it becomes even more challenging if we try to save on our own. Experts agree that the #1 recommended savings habit for the younger generation is automation. The challenge is finding a savings tool that meets all the needs of the younger generations:

- Saving without thinking (automation)
- Save & achieve goals quickly with total control
- Designed for both Debit & Credit Card users
- Can transfer/use savings immediately
- Cashback rewards

## Solution

## Guac makes saving as easy as spending, and provides a complete Savings Solution

Guac solves these problems for both our users & enterprise partners. Our patent pending advanced savings tool is % based, so it allows users to reach goals quickly with total control:

- Saving without thinking (automation) ✓

- Save & achieve goals quickly with total control ✓

- Designed for both Debit & Credit Card users ✓

- Can transfer/use savings immediately ✓

- Cashback rewards ✓

Guac goals are achieved in just weeks or months compared to round-up apps that can take years to achieve a goal. Gen Z & Millennials crave that dopamine that Guac provides by achieving goals quickly.

Your browser does not support HTML5 video.

**Product**

## Lifestyle fintech app for millennials, Gen Z & enterprise partners

Your browser does not support HTML5 video.
Guac is all about embracing the younger generation's lifestyle! Guac's savings tool, Earn Cash Marketplace & Partnership Cash Back offerings set Guac apart from other savings apps. Our **patent pending** advanced savings tool is % based so goals are achieved quickly without having to change your daily saving/spending habits. Guac provides the vehicle to achieve goals & earn extra cash!

Guac is designed for both Debit & Credit Card users and calculates savings from any primary card of use. This auto-tip technology gives total control & allows for goal achievement much quicker than round-up savings tools. We provide daily analytics to help users reach their savings goals without having to dramatically adjust their lifestyles.

**Earn cashback** by making a purchase with our over 100+ stores in the Guac Marketplace, e.g. Carvana purchase—earn 2.5% cashback on your down payment.

Don't see any stores/partners you like? Guac users can always immediately transfer back their savings to their connected bank. We continue to add stores & partners every week.


Connect
Funding Source
Select
Primary Card
of Use
Create
Savings Rules
Select/Create
Savings Goals
Please select your funding source.
Please select your primary card of use
Select the goal you would like to achieve


Watch
Your progress
Track
With Statement
Expand
For all information
Earn!
Cash Back with
each purchase
My New Car
$1,460.00
Statement
June 2020
Marketplace
Cashback
Stores

## Traction

# Tripled our users & 10x our total $ saved since initial raise last November





Guac continues to grow exponentially and our **CAC has held steady at $25** (as of 9/21). We utilize a mix of traditional and more innovative marketing channels to acquire our Guac users. These include a unique Facebook algorithm, partnerships with Google & iHeart Radio, and our team of social influencers.

Your browser does not support HTML5 video.

We built our team of social influencers over multiple years and continue to add more to our team every week. We've added 30 new influencers with a collective following of **60M+ just this year**. The scalability is endless and continues to deliver results proven by our steady CAC with an increased budget.

*User growth & total $ saved as of September 2021

**Customers**

# Helping millennials, Gen Z & enterprise partners  save money faster

The younger generation's economy is built on experiences and the perception of social value. Guac embraces these behaviors by **rewarding our customers** with quick goal achievement & cash back opportunities. The feeling of **instant gratification & extra**

**rewards** are top priorities for the younger generation.

Guac's % based advanced savings tool allows **Carvana** customers to save for their down payment in just weeks. **Juno Financial** uses our Guac audience to offer student loan refinance opportunities. **DoorDash** uses our audience of motivated savers to add to their driver network. **T-Mobile's** franchise model uses Guac as a benefits tool for their employees.

These enterprise partners pay us commissions on these leads, which we split with our Guac users to offer additional cashback. Our **B2B partnerships will drive business and allow for endless organic loops**.







Guac
Earn money
$2,130.06
$25.00
CLAIMED
Wohoo, reward claimed!
Tracked on
14 Oct 2020
Vendor
Doordash
When can I withdraw?
OK
CARVANA
Down Payment Solution
DOORDASH
Adding New Drivers
T Mobile
Employee Benefits
Juno
Formerly LeverEdge
Monthly Payments









Know what you're getting into!
Sep 18
★★★★★
aaroncv8
I love this app. Truly. I am horrible at saving my money. But with this app, I've been setting aside 20% of every purchase. I put half of that 20% towards a rainy day fun, then a quarter towards paying down debt, and another quarter towards savings for some stuff I want to buy.
I just like the idea that it's not directly in my savings through my default bank- because at least this way it's out of sight- out of mind.

### Fantastic savings app                    May 21
                          SC Linn

I have used several saving apps and nothing has been able to help me save like this app. The percentage savings on all my transactions has been life changing in allowing me to save $$. Thank you GUAC!!!

### Easy saving                              May 10
                          shawnborg23

It took several days for it to get started but once it did it was smooth. It's an easy way to save without the stress of moving money around. It's kind of nice to forget about for a month or so and then go in and check your account out. It's a pleasant surprise every time.

### Tulum with my Guac                        Mar 10
                          lovinglakelife

Was able to save enough money over the past few months to take a trip down to tulum for the first time! This app is easy to use and is totally genius!

### Love this app!!

⭐⭐⭐⭐⭐

Mar 8
BellaM0916

I love how much control you have on Guac. I save and and spend all at the same time!
I refer Guac to all my friends!

### Money In My Pocket

⭐⭐⭐⭐⭐

Feb 15
Smurf Lord

Only a fool lets loose nickels and dimes roll out of their pocket and into needless overages. Guac makes it simple. Select a product and save money. I use this instead of honey because I hate TV commercials.

**Business Model**

# Multiple revenue streams with favorable positioning

Guac makes money through multiple revenue streams, and is a key differentiator from singular savings tools. These revenue streams offer value to our users & enterprise partners. These multiple revenue streams project an **LTV of $588 per user** (as of 9/21).



Guac
## CAC vs LTV

$25 CAC | $588 LTV

**Revenue Streams**
- ✓ Marketplace Commissions
- ✓ Enterprise Partner Revenue Share
- ✓ Interest on $ Saved
- ✓ Subscription & Same Day Transfer Fees **(Advanced Features)**
- ✓ Entry level Credit Card Offerings **(Coming Soon)**

**Revenue Stream Breakdown:**

- Marketplace Commissions: 37%
- Enterprise Partner Rev: 48%
- Interest on $ Saved: 3%
- Subscription Advanced Features: 12%

Your browser does not support HTML5 video.

**What's next**

- We're leveraging our relationships with our 11K+ financial institutions to offer responsible entry-level credit cards to our users. Banks will pay around $1,000 in marketing cost to acquire just 1 new credit card user
- In-app crowdfunding & crypto investment/trading offerings
- Guac Visa, Guac checking account & 3.99% annual savings bonus

## Market

# $5.5T+ market

Guac sits at the intersection of the global fintech market, which was **worth $5.5T** in 2019 and is projected to **grow at a CAGR of 23.58%**.

The younger generation is looking for technology to make their lives easier. **7 in 10 under 55s would switch banks for a better experience.**

## Competition

# Guac offers more value, easier entry, and a complete savings solution

Guac offers users **extra benefits usually reserved for luxury credit card holders**, such as an **exclusive in-app marketplace with stores that are static (not rotating offers)**. When compared to a traditional savings/checking account & other savings tools, Guac outperforms the competition.

| | Guac | Acorns | Qapital | Digit |
|---|---|---|---|---|
| % based savings tool designed for quick goal achievement with total control | ✓ | ✗ | ✗ | ✗ |
| Advanced savings tool designed for both debt & credit card users | ✓ | ✗ | ✗ | ✗ |
| Earn Cash Marketplace (static Stores not rotational offers) | ✓ | ✗ | ✗ | ✗ |
| Goal to Goal transfers | ✓ | ✗ | ✓ | ✗ |
| Free version with no hidden fees | ✓ | ✗ | ✗ | ✗ |
| FDIC insured | ✓ | ✓ | ✓ | ✓ |



Guac

## Guac's Advantages Over A Traditional Savings Account

*Typical bank savings account*





Bank of America CHASE WELLS FARGO

- Monthly fees
- Minimum balances
- Withdrawal limits
- Have to manually deposit funds
- Takes a long time to save for goals
- Burdensome setup
- Limited marketplace, rewards, and cash-back features

**Guac**

- ✓ **NO** monthly fees
- ✓ **NO** minimum balances
- ✓ **NO** withdrawal limits
- ✓ **AUTOMATIC** depositing of funds
- ✓ **FASTER** saving for goals
- ✓ **QUICK** setup in minutes
- ✓ **EXCLUSIVE** marketplace
- ✓ **REWARDS** program
- ✓ **CASH-BACK** on purchases

**Vision**

# Reinventing how people save with our advanced savings tool and cashback rewards

Guac has a **savings tool like Acorns** (More Advanced Auto-Tip Tech) and **cashback rewards like Honey**. Our team is made up of expert advisors: Rich, Mike, Scott & Sami were **key members of both the Acorns & Honey teams.**

- Honey was acquired by PayPal for **$4B last November**
- Acorns is set to IPO for **$2.2B Q4 2021**

Our multiple revenue streams project significant revenue growth:

| Revenue Projections | 2022 | 2023 | 2024 |
|---|---|---|---|
| Connected Accounts | 138,000 | 222,000 | 318,000 |
| Revenue | $11,040,000 | $17,760,000 | $25,440,000 |

We plan to use this next raise to more than double are marketing spend and add more value for both our B2C & B2B customers.

## Development
Adding new features, ongoing maintenance, front-end design adjustments and implementation of sponsored ad placement — **$884K**

## Branding refinement, marketing and advertising — **$2.35mm**
Promoting new features, social media advertising, influencer marketing

## Operations — **$688K**
Day to day team activities, ongoing account management and business development

## TOTAL — **$3.93mm**

Guac plans to completely rewrite how people interact with their checking and savings accounts. We have the potential to completely disrupt the banking industry and reinvent how people spend, save & earn. Guac provides a complete savings solutions.

## Investors

## Building on our previous crowdfunding campaign, angels, and VC investments

Guac previously oversold a successful campaign on EquiFund, where we were oversubscribed and raised the max $1.07M plus an additional $325K in Reg D. This raise was comprised of **institutional investors** such as **The Wheelhouse Fund, Rocket Capital** and **StartUp Camp**.

We've also received investments from professional athletes, influencers and members of the **original Acorns & Honey teams.**

In total, Guac has raised $1.8M from Institutional, Angel & CF investors as of Republic campaign launch.

### Strategic Advisors

  



**Rich Ingrassia**

Rich **was a key part of the original Acorns team**.
- Developed the company's first financial models and was paramount in its initial capital raises.
- He has joined Guac's Board of Directors and will play an active role as the company's Strategic Finance Advisor.

  

**Mike Paley, Scott Paley & Sami Khan**

- Mike, Scott & Sami are Co-Founders of Staircase Digital and **were instrumental in the growth of both Acorns and Honey** (which was just sold to PayPal for $4B).
- They have made a strategic investment in Guac & work closely with management team and bring their user acquisition expertise to help the company grow.

Founders

# Scott & Ryan Armstrong



The father-son founders created Guac because of a real world need. Ryan & his millennial network tested the majority of savings tools in the market but were always left disappointed. Scott & Ryan recognized the need for a savings tool that allowed users the ability to save goals quickly with total control & Guac was born.

Scott is a successful business executive with 20+ years of experience building, scaling & exiting companies in the finance, device & health sectors. Scott's most recent exit was when Novartis acquired Wavetech in 2014 for $350M.

Ryan is an entrepreneur & business executive specializing in sales operations & marketing with a focus on innovative solutions for the younger generations.

**Team**

| | Scott Armstrong | Founder | Scott is successful business executive with 20+ years of experience building, scaling & exiting companies in the finance, device & health sectors. |
| --- | --- | --- | --- |
| | Ryan Armstrong | President/Co-Founder | Ryan is an entrepreneur & business executive with 10+ years of experience specializing in Sales operations & Marketing with a focus on innovative solutions for the younger generations. |
| | Rich Ingrassia | Strategic Finance | 20+ years experience as a tech, media and internet analyst and broker. Rich lead the original Acorns team writing the first financial research. |
| | Thomas Marquart | VP of Marketing | Thomas has 10+ years of marketing expertise & has a unique and progressive understanding of today's social media climate. He also has a powerful network of social media professionals he leverages to achieve extraordinary results. |

**Perks**

| | |
| --- | --- |
| **$1,000** | Guac Premium Apparel (T-shirt & Hat) Early access to new features & promotions |
| **$2,500** | Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |
| **$10,000** | Invite to exclusive Guac Team Chat Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |
| **$25,000** | One-on-one 30 minute video call with Co-Founders Invite to exclusive Guac Team Chat Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |
| **$100,000** | In-Person dinner with Co-Founder in Southern California One-on-one 30 minute video call with Co-Founders Invite to exclusive Guac Team Chat Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |
| **$250,000** | Guac Weekend Experience: Flight & Hotel with our partner the Ritz Carlton Monarch Beach In-Person dinner with Co-Founder in Southern California One-on-one 30 minute video call with Co-Founders Invite to exclusive Guac Team Chat Guac Premium Apparel Box (T-shirts, Hat, Sweatshirts & additional Swag) Early access to new features & promotions |

**FAQ**